Exhibit (h)(1)(j)

AMENDMENT NO. 8 TO THE MASTER SERVICES AGREEMENT

This Amendment is made as of the 14th day of November 2012 by and between MANNING & NAPIER FUND, INC., a Maryland corporation (the “Fund”) and MANNING & NAPIER ADVISORS, LLC (“MNA”).

W I T N E S S E T H:

WHEREAS, the Fund and MNA desire to amend that certain Master Services Agreement entered into as of the 14th day of April, 2000, as amended (the “Agreement”), in order to provide for different fees and expenses paid to MNA hereunder.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, it is agreed between the parties hereto as follows:

1.	Fee Schedule. Schedule A of the Agreement shall be amended to include:

V. The Fund will receive a 10% reduction of all Fees, not to include out-of-pocket expenses or such other fees as may be excluded upon mutual written agreement of the parties from time to time, such reduction shall remain effective until October 1, 2014.

2.	Effective Date. The terms of this Amendment shall be effective as of October 1, 2012.

3.	Remainder of Agreement. Other than that which is amended hereby, all other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the day and year first above written.

MANNING & NAPIER FUND, INC.

By:	/s/ B. Reuben Auspitz
Name:	B. Reuben Auspitz
Title:	President

MANNING & NAPIER ADVISORS LLC

By:	/s/ Michelle Thomas
Name:	Michelle Thomas
Title:	Corporate Secretary